UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington,DC 20549


                                FORM 12B-25

                      Commission File Number 000-24999



                        NOTIFICATION OF LATE FILING

(Check One):

(  )  Form 10-K  (  ) Form 11-K  (  ) Form 20-F  (X) Form 10-Q  (  ) Form N-SAR

For the Period Ended:  March 31, 2001

(  ) Transition Report on Form 10-K        (  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K        (  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________________

___________________________________________________________


                                   PART I

                           REGISTRANT INFORMATION

LOTUS PACIFIC, INC.
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Full Name of Registrant

200 Centennial Avenue, Suite 201
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Address of Principal Executive Office (Street and Number)

Piscataway, New Jersey 08854
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City, State and Zip Code


                                   PART II

                           RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(check appropriate box)

( X )  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X )  (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(   )  (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.


                                   PART III

                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements of the Company are currently being reviewed by its auditors. Additional time is needed to finalize the accompanying notes to the financial statements. The 10Q report is expected to be filed on or before the fifth calendar day following the prescribed due date.

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                                   PART IV

                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Mr. William G. Hu
    Lotus Pacific, Inc.
    200 Centennial Avenue, Suite 201
    Piscataway, New Jersey 08854               (732) 885-0100
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    (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    ( X ) Yes   (   ) No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

    (   )  Yes  ( X ) No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Lotus Pacific, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2001	      By  /s/ William G. Hu
                              ---------------------------------
                              William G. Hu, Chief Executive Officer